Exhibit 12.1

eBay Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Year Ended December 31,					Six Months Ended June 30, 2011
	2006	2007(1)	2008	2009(2)	2010
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$1,541,600	$757,388	$2,193,530	$2,883,690	$2,110,605	$873,894
Add: Fixed Charges (3)	$16,562	$31,437	$34,232	$47,493	$44,768	$36,995

Earnings (4)	$1,558,162	$788,825	$2,227,762	$2,931,183	$2,155,373	$910,889

Fixed Charges (3)	$16,562	$31,437	$34,232	$47,493	$44,768	$36,995

Ratio of Earnings to Fixed Charges	94.1x	25.1x	65.1x	61.7x	48.1x	24.6x

(1)	For the year ended December 31, 2007, Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees includes an impairment loss of $1.4 billion related to our former Communications reporting unit.
(2)	For the year ended December 31, 2009, Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees includes gain of $1.4 billion related to the sale of our former Communications reporting unit.
(3)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.
(4)	Earnings consist of income before income taxes, noncontrolling interest and equity in income or losses of equity method investees plus Fixed Charges.